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Schedule 13G                                                        Page 1 of 4


SEC          Potential persons who are to respond to the collection of
1745 (3-98)  information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                    UNITED STATES                         OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION          OMB Number: 3235-0145
                Washington, D.C. 20549                Expires: November 30, 1999
                                                      Estimated average burden
                     SCHEDULE 13G                     hour per response...14.9


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                        Planet Polymer Technologies, Inc.
                   -----------------------------------------
                               (Name of Issuer)

                                  Common Stock
                   -----------------------------------------
                         (Title of Class of Securities)

                                   727044109
                   -----------------------------------------
                                (CUSIP Number)

                                December 15, 1999
                   -----------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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Schedule 13G                                               Page 2 of 4

CUSIP NO. 727044109
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.     Lorraine DiPaolo
     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ..........................................................
     (b) ..........................................................


--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
   Number of        5.   Sole Voting Power            96,100
    Shares          ------------------------------------------------------------
 Beneficially       6.   Shared Voting Power         593,000
   Owned by         ------------------------------------------------------------
     Each           7.   Sole Dispositive Power       96,100
   Reporting        ------------------------------------------------------------
  Person With       8.   Shared Dispositive Power    593,000

--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person  689,100

--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (11)   10.02%

--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions) IN

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................
--------------------------------------------------------------------------------








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                                                               Page 3 of 4 Pages

                                  SCHEDULE 13G



ITEM 1.

         (a) The name of the issuer is Planet Polymer Technologies, Inc. (the "Corporation").

         (b) The Corporation's executive office is located at 9985 Businesspark Avenue, San Diego, CA 92131.

ITEM 2.

         (a) The person filing this statement is Lorraine DiPaolo.

         (b) Ms. DiPaolo's residence is 47 Plaza Street, Brooklyn, NY 11217.

         (c) Ms. DiPaolo is a United States citizen.

         (d) The Security is common stock, no par value per share.

         (e) The CUSIP Number of the Security is 727044109.

ITEM 3.

         Not applicable.

ITEM 4.

         (a) Ms. DiPaolo is the beneficial owner of 689,100 shares of the Security through her direct, personal ownership of 96,100 shares of the Security and her position as President of The Benchmark Company, Inc. ("Benchmark"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with Section 240.13d-1(b)(1)(ii)(E), by virtue of Benchmarks's investment discretion over accounts of its customers that hold 593,000 shares.

         (b) The amount of shares of the Security beneficially owned by Ms. DiPaolo is 10.02% of the total outstanding shares of the Security.

         (c) (i) Ms. DiPaolo has the sole power to vote or to direct the vote of 96,100 shares of the Security.

            (ii) Ms. DiPaolo shares with Benchmark the power to vote or direct the vote of 593,000 shares of the Security.

            (iii) Ms. DiPaolo has the sole power to dispose, or to direct the disposition, of 96,100 shares of the Security.

            (iv) Ms. DiPaolo shares with Benchmark the power to dispose, or to direct the disposition, of 593,000 shares of the Security.






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                                                               Page 4 of 4 Pages

ITEM 5.

         Not applicable

ITEM 6.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the securities.

ITEM 7.

         Not applicable.

ITEM 8.

         Not applicable.

ITEM 9.

         Not applicable.

ITEM 10.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

December 21, 1999
_________________
Date

                                       By /s/ Lorraine DiPaolo
                                         _______________________________________
                                         Lorraine DiPaolo